As filed with the Securities and Exchange Commission on March 17, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Ohio Casualty Corporation

(Name of Subject Company (issuer))

Ohio Casualty Corporation

(Name of Filing Person (offeror))

5.00% Convertible Notes due 2022

(Title of Class of Securities)

677240AB9

677240AC7

(CUSIP Numbers of Class of Securities)

DEBRA K. CRANE, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

OHIO CASUALTY CORPORATION

9450 SEWARD ROAD

FAIRFIELD, OH 45014

(513) 603-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

SUSAN J. SUTHERLAND, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$184,250,000	$21,686

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of all $184,250,000 of the existing and outstanding 5.00% Convertible Notes due 2022 for $184,250,000 of new 5.00% Convertible Notes due 2022.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule l3e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No.1 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by Ohio Casualty Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 5.00% Convertible Notes due 2022 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 5.00% Convertible Notes due 2022 (the “Old Notes”) validly tendered and accepted.

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 22, 2005 (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offering Memorandum and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (12)(a)(1)(i) and (12)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO, the Offering Memorandum and the Letter of Transmittal.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 4, 6 and 7.

Item 1. Summary Term Sheet, Item 2. Subject Company Information, Item 3. Identity and Background of Filing Person, Item 4. Terms of the Transaction, Item 6. Purposes of the Transaction and Plans or Proposals and Item 7. Source and Amount of Funds or Other Consideration of the Schedule TO, each of which incorporate by reference the information contained in the Offering Memorandum that was filed as Exhibit (12)(a)(1)(i) to the Schedule TO, are hereby amended as follows:

1. The section “Exchange Fee” on page 52 of the Offering Memorandum under the section entitled “THE EXCHANGE OFFER” is amended to add the following as the last paragraph of the section:

“If the Exchange Offer is consummated, holders who tender their old notes and do not withdraw them prior to the consummation will receive an exchange fee in cash in an amount equal to 0.35% of the principal amount of the old notes that they tender. The maximum amount of funds that may be used if the entire $184,250,000 aggregate principal of the old notes are tendered in the Exchange Offer and not withdrawn prior to the consummation will be approximately $645,000.00. The source of the funds will come from cash on hand.”

2. The second sentence of the second to last paragraph on the cover page of the Offering Memorandum is amended to read in its entirety as follows:

“We reserve the right to extend or amend the Exchange Offer in our sole discretion. We may terminate the Exchange Offer if any of the conditions listed in “The Exchange Offer—Conditions” occur, or the occurrence thereof has not been waived by us in our sole discretion.”

The section entitled “SUMMARY DESCRIPTION OF THE NOTES—The Exchange Offer—Expiration Date” on page 12 of the Offering Memorandum is amended to delete the sentence that reads “We may extend or terminate the Exchange Offer or otherwise amend the Exchange Offer in any respect if any of the conditions listed in “The Exchange Offer—Conditions” occur, or the occurrence thereof has not been waived by us in our sole discretion,” and replace it with the following:

“We may extend or amend the Exchange Offer in our sole discretion. We may terminate the Exchange Offer if any of the conditions listed in “The Exchange Offer—Conditions” occur or the occurrence thereof has not been waived by us in our sole discretion.”

The first sentence of the section entitled “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is amended by deleting, “extend or amend” from such sentence.

In response to the question “What are the conditions to the completion of the Exchange Offer?” in the section “SUMMARY TERM SHEET” on page 2 of the Offering Memorandum, the fourth sentence is amended by deleting “or amend” from such sentence and by adding the word “or” before the word “withdraw”.

3. The third and fourth sentences of the second paragraph on page iii of the Offering Memorandum are deleted in their entirety and replaced with the following sentence:

“This offering memorandum incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2004, and our Current Reports filed on Form 8-K dated January 14, 2005, February 22, 2005 and March 1, 2005.

The third paragraph on page iii of the Offering Memorandum is deleted in its entirety.

The first sentence in the section titled “SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA” on page 18 of the Offering Memorandum is revised to delete the words “,which are incorporated by reference in this offering memorandum”.

The fifth sentence in the first paragraph of the section titled “RISK FACTORS” on page 19 of the Offering Memorandum is revised to delete the words “Quarterly Report on Form 10-Q for the period ended September 30, 2004, our Annual Report on Form 10-K for the year ended December 31, 2003, and our Annual Report on Form 10-K for the year ended December 31, 2004 when filed with the SEC prior to March 15, 2005, all which are incorporated by reference in this offering memorandum” and replaced with “Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this offering memorandum”.

The sentence in the section titled “AUDITED CONSOLIDATED FINANCIAL STATEMENTS” on page 64 of the Offering Memorandum is revised to delete the words “at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated herein by reference to Ohio Casualty Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003” and replaced with “at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated herein by reference to Ohio Casualty Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004”.

4. The first sentence in the section titled “FORWARD-LOOKING STATEMENTS AND INFORMATION” on page iv of the Offering Memorandum is revised to delete the words “within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements” and replace it with “that” in the first paragraph of such section.

5. In response to the question “Why are we making the Exchange Offer?” in the section “SUMMARY TERM SHEET” on page 1 of the Offering Memorandum, the following phrase will be inserted at the end of the second to last sentence of the answer:

“by maintaining the amount of equity and reducing the amount of debt in our capital structure.”

6. A section header titled “Risks of New Notes that Differ from Risks of Old Notes” is inserted after the second full paragraph on page 21 of the Offering Memorandum under the section “RISK FACTORS” and immediately before the heading entitled “Upon conversion of the new notes, you may receive less proceeds than expected because the value of our common shares may decline between the day that you exercise your conversion right and the day the conversion value of your new note is determined.”

7. The first sentence of the first paragraph of the section “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is amended by deleting the words “and may postpone the acceptance for exchange of old notes so tendered” from such sentence.

8. The section “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is amended by deleting the bullet point “a material impairment in the trading market for debt securities.” In addition, the section “Conditions of the Exchange Offer” on page 11 of the Offering Memorandum under the section “SUMMARY DESCRIPTION OF THE NOTES” is also amended by deleting the phrase “or to the regular trading of equity or debt securities in the United States” from the last bullet on that page.

9. The sixth bullet point in the section “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is revised to read in its entirety as follows:

“any of the events or conditions described in the following six bullet points shall have occurred, and the effect thereof is reasonably likely, in our reasonable judgment, to have a material adverse effect on our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or would or might, in our reasonable judgment after considering the effects thereof on our Company, make it impractical or inadvisable to proceed with the completion of the Exchange Offer:”

10. The second to last bullet point in the section “Conditions” on page 51 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is amended to include the following parenthetical after the word “citizens”:

“(the recent escalations of and ongoing hostility in Israel, Iraq and Afghanistan have not triggered the condition set forth in this bullet point)”

11. The following sentence is inserted after the last sentence of the first full paragraph on page 5 of the Letter of Transmittal and before the last sentence of the last full paragraph of the section “Conditions” on pages 51 and 52 of the Offering Memorandum under the section “THE EXCHANGE OFFER”:

“In instances where a portion of a condition has been met, we may elect to waive the unsatisfied portion of that condition.”

12. The second to last full paragraph of the section “Expiration Date; Extensions; Amendments; Termination” on page 52 of the Offering Memorandum under the section “THE EXCHANGE OFFER” is amended to include as the last sentence the following:

“In the event that there is a change in the exchange fee or other consideration offered in the Exchange Offer, the Exchange Offer will remain open for at least 10 business days from the date that notice of such change is first published or sent or given to the holders of the new notes.”

Item 10.	Financial Statements.

The financial statements and financial information set forth in Ohio Casualty Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and in Ohio Casualty Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, previously incorporated by reference under Item 10 of the Company’s Schedule TO, are deleted, and the following financial statements are incorporated herein by reference:

a. The audited consolidated financial statements of Ohio Casualty Corporation set forth in Ohio Casualty Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Copies of the financial statements incorporated herein by reference can be obtained as provided by the Company on page iii of the Offering Memorandum under the caption “Where You Can Find More Information.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ohio Casualty Corporation

By:	/s/ A. Larry Sisk
Name: A. Larry Sisk
Title: Vice President and Treasurer

Dated: March 17, 2005